SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

June 8 2005

_ AngloGold Ashanti Limited_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: A   NGLOGOLD ASHANTI EMPLOYEE SHARE OWNERSHIP PROGRAMME



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA45.05

8 June 2005

ANGLOGOLD ASHANTI EMPLOYEE SHARE OWNERSHIP PROGRAMME

AngloGold Ashanti notes recent press reports and confirms that it is considering establishing an employee share ownership programme (ESOP). The company has had preliminary discussions with organised labour in South Africa on this matter and expects these to proceed in earnest in the near future. The company has also discussed the potential ESOP with the South African Department of Minerals and Energy, as AngloGold Ashanti sees an ESOP as part of its transformation programme and in line with the spirit of the mining charter.

The contemplated ESOP is consistent with the company's stated strategic intention to develop means of promoting broad-based equity participation. The scope and terms of the scheme remain under consideration and, once finalised, a further announcement will be made and, if appropriate, put forward for shareholder approval.

ends

Queries

	Tel:	Mobile	E-mail:
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date   JUNE 8 2005   By: /s/ C R BULL

                                     Name: C R Bull
                                     Title: Company Secretary